UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934
and Rule 14f-1 Thereunder

Commission file number 000-56271
CORPORATE UNIVERSE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	82-2004545
(State or Other Jurisdiction ofIncorporation or Organization)	(I.R.S. EmployerIdentification No.)

2093 Philadelphia Pike #8334 Claymont, DE 19703	(302) 273-1150
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: November 23, 2021

CORPORATE UNIVERSE, INC.
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

November 23, 2021

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CORPORATE UNIVERSE, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Corporate Universe, Inc.. and its wholly-owned subsidiary, Carbon-Ion Energy, Inc., a Delaware corporation.

INTRODUCTION

This Information Statement is being mailed on or about November 23, 2021 to the holders of record at the close of business on November 12, 2021 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Corporate Universe, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to a change of control of the Company.

On November 16, 2021 (the “Closing Date”), the Company consummated the transactions contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”) with Carbon-Ion Energy, Inc. (“Carbon-Ion”) and the holders (the “Carbon-Ion Shareholders”) of Carbon-Ion’s issued and outstanding shares of common stock, par value $0.000001 per share (“Carbon-Ion Common Shares”), pursuant to which the Shareholders exchanged 100% of the outstanding Carbon-Ion Common Shares, for (i) 100,000 shares of Series D preferred stock, par value $0.0001 per share (“Series D Preferred Stock”), of the Company, and (ii) 100,000,000 shares of common stock, par value $0.0001 per share of the Company (“Common Stock,” and together with Series D Preferred Stock, the “Exchange Shares,” and the foregoing exchange of Carbon-Ion Common Shares for Exchange Shares being the “Share Exchange”). A copy of the Share Exchange Agreement was filed as an exhibit to the Company’s Current on Form 8-K filed November 16, 2021.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The sole director of the Company prior to the closing of the Share Exchange Agreement was Isaac H. Sutton. Pursuant to the Share Exchange Agreement, Jack Brooks became a director upon closing of the Share Exchange Agreement and Andrew Sispoidis and Adrian Jones will each become a director of the Company on the 10th day after the mailing of this Information Statement.

The change in the Company’s Board of Directors is expected to occur ten days after transmission of this Information Statement to all holders of record of our Common Stock.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 2,500,000,000 shares of Common Stock, of which 526,049,670 shares of Common Stock were issued and outstanding, 1,000,000 shares of preferred stock, par value $0.0001 per share, of which 281,051.45 are issued and outstanding. Of the Preferred Stock that is outstanding, 100,000 shares have been designated as Series C Convertible Preferred Stock, of which 0 shares of Series C Convertible Preferred Stock were issued and outstanding, 100,000 shares has been designated as Series D Preferred Stock, of which 100,000 shares of Series D Preferred Stock were issued and outstanding, 81,100 shares have been designated as Series E Convertible Preferred Stock, of which 81,032 shares of Series E Convertible Preferred Stock were issued and outstanding, 500,000 shares has been designated as Series F Preferred Stock, of which 100,000 shares of Series F Preferred Stock were issued and outstanding, 25 shares have been designated as Series G Convertible Preferred Stock, of which 19.45 shares of Series G Convertible Preferred Stock were issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock.

Holders of our preferred stock shall vote on an as converted basis.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT BEFORE CONSUMMATION OF THE TRANSACTION

The following table sets forth certain information regarding beneficial ownership of our Common Stock and Preferred Stock as of November 12, 2021, before consummation of the Transaction by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of Common Stock beneficially owned by each person is determined under the rules of the SEC and the information in the following table is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.
Name and Address of Beneficial Owner	Common Stock Owned Beneficially	Percent of Class *
Named Executive Officers and Directors	15,600,000	3.2%

Isaac H. Sutton, Chief Executive Officer, Chief Financial Officer and Chairman (1)

All directors and officers as a group (1 person)	15,600,000	3.2%
5% or greater shareholders

Total	15,600,000	3.2%

(1)	Includes 15,600,000 shares of common stock held in the name of Sutton Global Associates, Inc., a corporation beneficially controlled by Isaac H. Sutton as its President.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT FOLLOWING CONSUMMATION OF THE TRANSACTION

Stock Ownership of Principal Owners and Management Following the Consummation of the Transaction

The following table sets forth certain information regarding beneficial ownership of our Common Stock and Preferred Stock as of November 12, 2021, assuming the Transaction was consummated on such date by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of Common Stock beneficially owned by each person is determined under the rules of the SEC and the information in the following table is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Jack Brooks(3)	624,250,000	57.0%
Adrian Jones(4)	170,250,000	25.0%
Andrew Sispoidis(5)	170,250,000	25.0%
Isaac Sutton(6)	15,600,000	3.0%

All Executive Officers and Directors as a group (4 people)	980,350,000	69.7%

5% Shareholders
Robert DelVecchio(7)	113,500,000	18.0%
Seacor Capital Inc(8)	102,611,000	17.1%
Equity Markets Advisory(9)	70,068,000	11.8%
Primo Ianieri	29,950,990	5.7%
Horace T. Ardinger, Jr.	28,333,330	5.4%

(*) - Less than 1%.

(1)	Except as otherwise below, the address of each beneficial owner is c/o Corporate Universe, Inc, 2093 Philadelphia Pike, #8334, Claymont, DE 19703.

(2)
Applicable percentage ownership is based on 526,049,670 shares of Common Stock outstanding as of November 12, 2011, together with securities exercisable or convertible into shares of common stock within 60 days of November 12, 2011, for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of November 12, 2011, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)
Includes 569,250,000 shares of Common Stock underlying Series D Preferred Stock held in the name of Merlin Engine LLC, a limited liability company beneficially controlled by Jack Brooks, issued in connection with the Share Exchange. Each share of Series D Preferred Stock shall be convertible into 12,937.5 shares of the Company’s Common Stock. In addition, the holders of the Series D Preferred Stock shall be entitled to notice of stockholders’ meeting and to vote as a single class with the holders of the Common Stock upon any matter submitted to the stockholders for a vote, and shall be entitled to such number of votes as shall equal the product of (a) the number of shares of Common Stock into which the series D preferred stock is convertible into on the record date of such vote multiplied by (b) 12,937.5.

(4)
Includes 155,250,000 shares of Common Stock underlying Series D Preferred Stock issued to Mr. Jones in connection with the Share Exchange. Each share of Series D Preferred Stock shall be convertible into 12,937.5 shares of the Company’s Common Stock. In addition, the holders of the Series D Preferred Stock shall be entitled to notice of stockholders’ meeting and to vote as a single class with the holders of the Common Stock upon any matter submitted to the stockholders for a vote, and shall be entitled to such number of votes as shall equal the product of (a) the number of shares of Common Stock into which the series D preferred stock is convertible into on the record date of such vote multiplied by (b) 12,937.5.

(5)
Includes 155,250,000 shares of Common Stock underlying Series D Preferred Stock issued to Mr. Sispoidis in connection with the Share Exchange. Each share of Series D Preferred Stock shall be convertible into 12,937.5 shares of the Company’s Common Stock. In addition, the holders of the Series D Preferred Stock shall be entitled to notice of stockholders’ meeting and to vote as a single class with the holders of the Common Stock upon any matter submitted to the stockholders for a vote, and shall be entitled to such number of votes as shall equal the product of (a) the number of shares of Common Stock into which the series D preferred stock is convertible into on the record date of such vote multiplied by (b) 12,937.5.

(6)	Includes 15,600,000 shares of Common Stock held in the name of Sutton Global Associates, Inc., a corporation beneficially controlled by Isaac H. Sutton as its President.

(7)
Includes 103,500,000 shares of Common Stock underlying Series D Preferred Stock issued to Mr. DelVecchio in connection with the Share Exchange. Each share of Series D Preferred Stock shall be convertible into 12,937.5 shares of the Company’s Common Stock. In addition, the holders of the Series D Preferred Stock shall be entitled to notice of stockholders’ meeting and to vote as a single class with the holders of the Common Stock upon any matter submitted to the stockholders for a vote, and shall be entitled to such number of votes as shall equal the product of (a) the number of shares of Common Stock into which the series D preferred stock is convertible into on the record date of such vote multiplied by (b) 12,937.5.

(8)
Includes (i) 40,611,000 shares of Common Stock underlying Series E Preferred Stock, (ii) 2,000,000 shares of Common Stock underlying Series F Preferred Stock, and (iii) 30,000,000 shares of Common Stock underlying Series G Preferred Stock issued to Seacor.

(9)
Includes (i) 33,268,000 shares of Common Stock underlying Series E Preferred Stock, (ii) 2,000,000 shares of Common Stock underlying Series F Preferred Stock, and (iii) 34,800,000 shares of Common Stock underlying Series G Preferred Stock issued to Equity Markets Advisory.

DIRECTORS AND EXECUTIVE OFFICERS

The Company’s Board of Directors appointed Jack Brooks as President and a member of the Board of Directors as of the Closing Date. Andrew Sispoidis and Adrian Jones have been appointed as new members of the Board of Directors to take effect ten days after transmission of this Information Statement to all holders of record of our common stock. Isaac H. Sutton has tendered his resignation as Chief Executive Officer of the Company, and has been appointed by the Company’s Board of Directors to serve as the Company’s Chief Operating Officer.

Under the terms of the Share Exchange Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of four directors that shall be appointed by the Board of Directors until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Certificate of Incorporation and Bylaws, as the case may be.

Directors and officers following the Share Exchange Transaction

Name	Age	Position
Isaac Sutton	67	Chief Executive Officer and Director
Jack (“Jeb”) Brooks	54	President and Director
Adrian Jones	66	Director Nominee
Andrew Sispoidis	55	Director Nominee

Isaac H. Sutton has been an international entrepreneur for over 45 years focusing on emerging markets and technologies. During such period, Mr. Sutton has conducted business in many countries, including Taiwan, Korea, the Philippines, Poland and Uzbekistan. Mr. Sutton has extensive experience in a variety of industries, including marketing, import and export, electronics, telecommunications, information technology and capital markets. He has served as a founding member and executive officer of numerous ventures over such period, including GoIP Global Inc nka Charge Enterprises (symbol CHRG), GoCOM Corporation, which he founded in June 2011 and has since served as its chief executive officer, Tarsier Ltd , a sustainable energy company which he has since served as its chief executive officer since 2015, SavWatt USA Inc., a supplier of LED bulbs, for which he was the chief executive officer from March 2010 to December 2012, and Starinvest Group, Inc., a business development company, for which he was the chief executive officer from 1997 to 2006. Mr Sutton is currently on the Board & Management of two private companies: Valo Smart City Corporation and Medicevo Corporation. Mr. Sutton holds a Bachelor’s Degree in Business Administration from Pace University.

Jack (“Jeb”) Brooks began his professional career in 1990 at the Management Associate training program at Citicorp. He was then assigned to Citi’s branch in Taiwan, managing the relationships of multi-national corporations doing business in Taiwan. Later, he moved to London as A.V.P. of equity sales from Asia to European institutional investors. In 1997, Jeb moved to Texas where he worked at a retail bank, substantially improving net income and successfully selling the bank in 1999. Jeb then founded Merlin Engine, a private portfolio management and consulting firm. In 2017, Jeb founded the Jack Brooks Foundation as an apolitical non-profit focused on increasing citizen participation in the voting process. Brooks’ educational background includes a master’s degree from University of Chicago and a B.A. from Wesleyan University. Jeb was an early investor in ZapGo and a major influencer in the recent journey to establish Carbon-Ion.

Adrian H Jones has served in multiple Finance and General Management roles in NASDAQ listed Companies since 1987, including Avant Garde Computing, Inc, Boole and Babbage Inc, IntelliCorp, Intergraph Inc, Via Networks Inc and InfoNet Services Corporation. Mr Jones was the founding Director and CEO and the sole Shareholder of Solutions for Start-Up Ventures Limited in 2009 that was the acquiring business of the ZapGo assets from the Administrator Buchler, Phillips on 11 September 2020. Mr Jones qualified as a Chartered Accountant in England and Wales with KPMG (formerly Thomson McLintock and Co, London) in November 1982.

Andrew Sispoidis is the Chief Executive Officer at Carbon-Ion Energy. As a seasoned business operator, Andrew’s leadership and development skills have led 10 high-growth, middle-market and start-up companies (series A through mezzanine). With a demonstrated ability to improve performance of multi-million-dollar businesses, Andrew has a strong record of revenue and profit growth. He has managed up to 180 direct-reports and $132MM in revenue with a $52MM operating budget. Andrew has previously sold 3 companies, raised more than $250 million in capital, and returned over $1.4 billion in value. Andrew has been recognized as an “Innovator” by the Connecticut Technology Council and the MIT Enterprise Forum. Andrew is an accomplished speaker as a TEDx speaker on cybersecurity and has been a guest lecturer at: Fordham, Columbia, Stanford, Yale, NYU, and the University of Connecticut.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

Other than as described below, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or of our Company’s or our Company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

On February 9, 2021, the Company’s received notice of a ten-day temporary trading suspension from the Securities and Exchange Commission (the “SEC”). The SEC’s release on February 9, 2021 cited questions regarding the accuracy and adequacy of information in the marketplace related to publicly available information concerning COUV including: (a) a statement made by COUV on December 1, 2020 that it is currently selling a mask proven to filter 98% of COVID-19 particles and is scientifically proven to kill COVID-19 particles; and (b) a statement made by COUV on December 16, 2020 that it has entered into a definitive letter of intent to acquire a company that holds 30 patents related to Carbon-Ion supercapacitor technology. The temporary trading suspension of our Common Stock commenced on February 10, 2021 and ended on February 24, 2021. Since that time the Company’s Common Stock has traded on the grey market. Corporate Universe is in the process of providing documents to the Securities and Exchange Commission pursuant to a subpoena issued In the Matter of Corporate Universe, Inc. The Company filed the Form 10 so that after its effectiveness, the Company could seek to secure a market maker’s sponsorship to file a new Form 211 with FINRA. Following FINRA’s review and the conclusion of the 15c211 process, the Company expects to resume trading as an SEC reporting company. No assurance can be given as to if, or when, any such FINRA approval will be obtained or when the Company’s securities can again be listed on the OTC Markets.

On October 13, 2020, we filed a Complaint in the United States District Court of Maryland (the “Court”) under Case No. 1:20-cv-02925-ELH against three corporate entities which are shareholders of the Company’s Common Stock, related to issuances of 56,666,660 common shares to them in 2010, by former management. On October 28, 2020, we filed an Amended Complaint which added a fourth shareholder, who holds 10,000,000 shares of our Common Stock as a defendant. During the Company’s process of preparing for its audit, it was determined that the Company and its transfer agent, Pacific Stock Transfer, Inc., did not have records showing that consideration was paid to the Company for such 66,666,660 Shares. The Company believes it has strong grounds to win this lawsuit, but our attorneys estimate that it may take some time to be resolved. As of January 14, 2021, all four defendants were served with the Amended Complaint. On February 22, 2021, one defendant filed a Motion to Dismiss for Improper Venue. On April 9, 2021, the Company filed a Motion in Opposition to the Motion to Dismiss for Improper Venue, both of which are currently pending before the Court. If the defendant is successful on its Motion to Dismiss, the Company may choose to refile the lawsuit in a Delaware state court, and is currently discussing this option with Delaware litigation counsel. Also on April 9, 2021, the Company filed a Motion for Default against the remaining three defendants, which was granted by the Court on April 20, 2021. Per the terms of the Court’s Order granting the Motion for Default and the Notice of Default filed by the Court, the three defendants had 30 days from the date of the Order to file a Motion to Vacate the Order of Default, and if they do not do so, the Company can file a Motion for Default Judgment against them. Because the three defendants did not file a Motion to Vacate the Order of Default, on May 22, 2021, the Company filed a Motion for Default Judgment against them, which was granted by the Court. As a result of the Default Judgment, the Company cancelled 56,666,600 shares of Common Stock.

On June 24, 2020, a shareholder of the Company filed a lawsuit against the Company and its former officer and director, Christopher Panzeca in the United States District Court of Maryland under Case No. 1:20-cv-01907-SAG. The lawsuit sought the removal of Mr. Panzeca from all officer and director positions on the grounds that the Company’s public securities filings had been delinquent since 2010. The lawsuit was settled between the parties, resulting in the voluntary resignation of Mr. Panzeca, and the appointment of Isaac H. Sutton as the sole officer and director of the Company. Neither the Company nor Mr. Panzeca admitted liability and following the execution of the Settlement Agreement and General Release on July 9, 2020, the plaintiff filed a Notice of Voluntary Dismissal with the Court on July 10, 2020, dismissing all claims against the Company and Mr. Panzeca.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

Code of Ethics

Prior to the end of the year, we plan to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website. In addition, we intend to post on our website all disclosures that are required by law concerning any amendments to, or waivers from, any provision of the code. The information on our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Corporate Governance

Term of Office

Our directors serve a one-year term until their successors are elected and qualified, or until such director’s earlier death, resignation or removal. Our executive officers are elected annually by our board of directors and serve a one year term until their successors are elected and qualified, or until such officer’s earlier death, resignation or removal.

Committees of the Board

We have not previously had an audit committee, compensation committee or nominations and governance committee. We anticipate that the board of directors will authorize the creation of such committees, in compliance with established corporate governance requirements.

EXECUTIVE COMPENSATION

As a “smaller reporting company” under SEC rules, our named executive officers for the fiscal year ended December 31, 2020 (collectively, the “Named Executive Officers”) were as follows:

●
Isaac H. Sutton, our Chief Executive Officer, whose resignation from the Company will be effective ten (10) days after mailing to shareholders of a Schedule 14f-1 regarding the proposed changes in the Company’s Board of Directors

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary($)	Bonus($)	Stock Awards($)	Option Awards($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Isaac H. Sutton	2020	45,000	50,405	0	0	0	0	0	95,405
CEO, CFO (1)	2019	—	—	—	—	—	—	—	—

(1) Isaac H. Sutton’s compensation in 2020 was paid to Sutton Global Associates, Inc., a corporate he beneficially controls as its President, under the terms of a under a Consulting Agreement dated July 1, 2020.

No other executive officer received total annual compensation during the fiscal year ended December 31, 2020 in excess of $100,000.

As of December 31, 2020, we did not pay any compensation to our Named Executive Officers.
Except as set forth below, we currently do not have any employment agreements or agreements with any of our executive officers.

On March 31, 2021, Carbon-Ion entered into an employment agreement with Andrew Sispoidis pursuant to which Mr. Sispoidis shall serve at the chief executive officer for an initial term of one year with a base salary of $465,000 per annum paid in equal monthly installments, less applicable withholdings and deductions as required by law. Carbon-Ion shall review the base salary on an annual basis and has the right but not the obligation to increase it, but has no right to decrease the base salary. This agreement automatically extends for additional terms of one year unless either party gives at least six months prior written notice of non- renewal during the initial term or the then current renewal term. In addition, Mr.Sispoidis is entitled to receive an annual bonus up to $400,000 if Carbon-Ion meets or exceeds criteria adopted by the compensation committee of the board of directors on an annual basis.

On April 12, 2021, Carbon-Ion entered into an employment agreement with Adrian Jones pursuant to which Mr. Jones shall serve as the Chief Financial Officer for an initial term of one year with a base salary of $250,000 per annum paid in equal monthly installments, less applicable withholdings and deductions as required by law. Carbon-Ion is also obligated to increase the base salary on an annual basis between $15,000 and $30,000 at the discretion of the compensation committee of the board of directors. Mr. Jones is also entitled to receive a car allowance of $1,000 per month and five weeks paid vacation per year. This agreement automatically extends for additional terms of one year unless either party gives at least six months prior written notice of non-renewal during the initial term or the then current renewal term. In addition, Mr. Jones is entitled to receive a bonus determined by the compensation committee of the board of directors on an annual basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 Other than as disclosed below, there have been no transactions involving the Company since the beginning of the last fiscal year, or any currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

On July 1, 2020, the Company entered into a Consulting Agreement (the “Consulting Agreement”) with Sutton Global Associates, Inc., which is beneficially owned by the Company’s CEO, Isaac H. Sutton. Under the terms of the Consulting Agreement, Mr. Sutton, as the Company’s acting CEO, has been responsible for seeking business and merger candidates for Corporate Universe, Inc.

As one example of Mr. Sutton’s services performed under the Consulting Agreement, on November 2, 2020 and subsequently amended on December 1, 2020, the Company entered into a Share Exchange agreement to acquire 1,000,000 Shares of Medicevo Corporation (“Medicevo”), a Delaware Corporation, from its shareholder, for $150,000 in cash invested in Medicevo and 15,600,000 shares of the Company’s common stock valued at $280,800 to Medicevo’s shareholder. The Company has recorded the Investment in Medicevo in the amount of $430,800 as a non-current asset on the balance sheet and accounts for the investment under the cost method, which requires a periodic assessment for impairment. Medicevo’s majority shareholder is beneficially controlled by Isaac H. Sutton, the Company’s CEO. During the Six Months Ending June 30, 2021, Medicevco has discontinued operations and consequently recorded an impairment loss of $430, 800.

Mr. Sutton’s services provided under the Consulting Agreement also allowed the Company to identify the opportunity for the acquisition of Carbon-Ion/Oxcion Limited. Mr. Sutton’s current role in that transaction to see that the Carbon-Ion transaction closes. Once that acquisition has closed, Jack Brooks will be appointed as the Chief Executive Officer of the Company, Isaac Sutton will resign as Chief Executive Officer of the Company and will become the Chief Operating Officer of the Company, and Andrew Sispoidis and Adrian Jones will become directors of the Company.

As of June 30, 2021, Carbon-Ion had an aggregate balance of $119,349 due to Jack Brooks, the President and a Director, and Adrian Jones, a Director nominee, which sum represents funds advanced to Carbon-Ion by such persons for working capital purposes. The amounts due are unsecured, non-interest bearing and are payable upon demand.

REVIEW, APPROVAL AND RATIFICATION OF RELATED PARTY TRANSACTIONS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

CORPORATE UNIVERSE, INC.

Dated : November 23, 2021	By:	/s/ Isaac H. Sutton
	Name:	Isaac H. Sutton
	Title:	Chief Executive Officer

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